UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-148024

New England Life Insurance Company

Agents’ Retirement Plan and Trust

MetLife, Inc.

200 Park Avenue

New York, NY

10166-1088

212-578-9500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in New England Life Insurance Company Agents’ Retirement Plan and Trust

(Title of each class of security covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None

Effective August 4, 2017, New England Life Insurance Company, the sponsor of the New England Life Insurance Company Agents’ Retirement Plan and Trust (the “New England Plan”), ceased to be an affiliate of MetLife, Inc. Pursuant to Rules 15d-6 and 12h-3(b)(1)(i), the New England Plan has filed this Form 15 to reflect the suspension of the New England Plan’s duty to file reports with respect to MetLife, Inc. common stock under Section 15(d) of the Securities Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the New England Life Insurance Company Agents’ Retirement Plan and Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

New England Life Insurance Company Agents’ Retirement Plan and Trust

Date: August 7, 2017	By:	/s/ Mark J. Davis
	Name:	Mark J. Davis
	Title:	Plan Administrator